02035235

PE 5-1-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002.

ASHANTI GOLDFIELDS COMPANY LIMITED

(Translation of Registrant's Name Into English)

Gold House, Patrice Lumumba Road
Roman Ridge, P.O. Box 2665
Accra, Ghana

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

NY1:#3317894v2

ASHANTI
GOLDFIELDS
COMPANY LIMITED

PRESS RELEASE

FOR IMMEDIATE RELEASE **8 MAY 2002**

FIRST QUARTER REPORT 2002

Ashanti posts strong results and substantial progress on its restructuring efforts

Overview

Ashanti followed up its strong 2001 performance with an 83% increase in earnings in the first quarter of 2002. The quarter's earnings amounted to US$16.5 million compared with US$9.0 million recorded in 2001. The increase was due mainly to higher gold production and spot price levels.

Total gold production of 409,384 ounces was 3% higher than the 398,992 ounces recorded in the first quarter of last year. Obuasi, Geita, Iduapriem and Bibiani recorded higher production levels as compared to 2001. Cash operating costs for the quarter were US$190 per ounce, an improvement on the US$195 per ounce recorded last year. Ashanti maintained its world-class safety standard with a Group Lost Time Injury Frequency Rate (LTIFR) of 0.37 for the quarter compared with 0.43 in the first quarter of 2001.

New developments in the first quarter of 2002 included the commencement of mining at the Mpesetia deposit for processing at the Bibiani plant, the Iduapriem carbon-in-leach plant expansion project to increase processing capacity by 50% to 4.0 million tonnes per annum (Mtpa) and the installation of a secondary crushing plant at Geita as part of a longer term expansion programme.

During the quarter Ashanti reduced Group's gross debt level by US$11.8 million, including a US$7.0 million repayment towards the Revolving Credit Facility. Ashanti also effected certain restructurings to further improve and simplify its hedgebook. These included a reduction in tenor and simplification of a lease rate swap with a counterparty, elimination of the convertible structures in Ashanti's portfolio, a modest increase in protection levels and removal of the sold puts. Further details are included in the Financial Review.

Conditional agreements with an *ad hoc* committee of noteholders to a proposed restructuring of the 5½% Exchangeable Notes ("Proposed Restructuring"), with all of Ashanti's active hedge counterparties to margin-free arrangements; and with a syndicate of four banks to arrange and underwrite a new US$100 million revolving credit facility are some of the important refinancing mile-stones which have been accomplished so far this year. Ashanti currently expects that the public documentation relating to the proposed restructuring will be posted during the second half of May 2002.

- Earnings increased by 83% as compared to first quarter 2001
- Total gold production of 409,384 ounces, a 3% improvement on the first quarter last year
- Cash operating costs of US$190 per ounce, a US$5 per ounce reduction as compared to first quarter 2001
- World class safety standards maintained during the quarter
- Gross debt levels reduced by US$11.8 million
- Ashanti's hedge book further restructured and simplified
- Conditional agreements reached relating to Proposed Restructuring of the 5½% Exchangeable Notes, Margin Free Arrangements and a US$100 million revolving credit facility

Highlights	3 months to 31 Mar 02	3 months to 31 Mar 01	12 months to 31 Dec 01
Financial (US$m)			
Turnover	136.9	129.5	554.4
EBITDA	38.9	41.8	158.9
Profit before tax	18.3	9.8	67.4
Earnings	16.5	9.0	62.7
Earnings per share (US$)	0.15	0.08	0.56
Gold Production (ounces)			
Total	409,384	398,992	1,656,784
Attributable	391,836	381,547	1,583,535
Gold Price (US$ per ounce)			
Realised by Ashanti	334	325	335
Spot price	301	262	277
Total Production Costs before exceptional items (US$ per ounce)			
Cash operating costs	190	195	190
Royalties	8	7	8
Depreciation and amortisation	56	62	55
Total	254	264	253

Ghana

Obuasi

Obuasi's gold production for the quarter was 140,096 ounces, approximately 2,000 ounces ahead of its annualised target, and 8,474 ounces above the 131,622 ounces achieved in the first quarter of 2001. The increase in production was due to the higher feed grade, 8.01 g/t compared to 7.39 g/t, and improved metallurgical recovery, 87.0% compared to 82.8%, at the Sulphide Treatment Plant (STP). At US$189 per ounce, the cash operating cost for the quarter was marginally below the target of US$190 per ounce and an improvement on the US$192 per ounce achieved in the first quarter of 2001.

Mining. Underground production of 591,000 tonnes was lower than the 615,000 tonnes reported in the first quarter of 2001 while the head grade at 7.50 g/t is a decrease on the 7.89 g/t for the same period. The reduction in tonnage was due to the collapse of an ore pass in a high production ore block in the Central section which constrained production in February. The pass was repaired and a replacement pass has also been developed since. Underground infrastructure projects continued during the quarter included development of the Brown Sub-Vertical Shaft (BSVS) ventilation raise between the 50 and 41 levels, shaft development on 50 level, raiseboring of the 300 South ventilation raise, and the Kwesi Mensah Shaft (KMS) bottom spillage hoisting system which has now been completed.

Processing. Throughput at STP was 582,000 tonnes compared with 597,000 tonnes in the corresponding period last year whilst the head grade increased to 8.01 g/t from 7.39 g/t. The improved metallurgical recovery and higher feed grade resulted in the STP producing 130,426 ounces compared with 117,418 ounces in the first quarter of 2001. Modifications to the STP flotation circuit, completed in the fourth quarter of 2001, largely accounts for the improvement in recovery when compared to the first quarter of 2001. Work commenced on the concrete foundations for the re-location of the SAG mill from the Pompora Treatment Plant (PTP) to the STP.

Exploration. Underground exploration continued to yield some very encouraging results from drilling between the 20 and 38 levels in the South section of the mine and below 50 level in the vicinity of KMS. Intersections included 6.0m at 13.8 g/t, 17.5m at 14.8 g/t and 4.4m at 10.6 g/t from 20 level, 4.5m at 14.6 g/t and 8.1m at 16.2 g/t from 38 level and 3.1m at 18.0 g/t from 50 level.

Iduapriem/Teberebie

At 47,844 ounces, gold production from the Iduapriem (80% owned) and Teberebie (90% owned) mines was in line with target and was slightly ahead of the 46,400 ounces achieved in the first quarter of 2001. Cash operating costs reduced to US$193 per ounce from US$225 per ounce in the corresponding period in 2001. Carbon-in-leach (CIL) plant throughput for the quarter was 656,000 tonnes, the same as in the first quarter of 2001. However, the grade improved to 2.00 g/t from 1.85 g/t resulting in an increase in gold production to 38,291 ounces from 37,307 ounces. Stacking of heap leach ore at the Iduapriem site was completed and the pads are currently being rinsed out. A decision was taken to expand the CIL plant capacity to 4.0 Mtpa and design and procurement work commenced in February 2002. The expansion project is scheduled to be commissioned by the end of the year.

Bibiani

Bibiani produced 59,806 ounces of gold from processing 577,000 tonnes of ore at 3.90 g/t, at a cash operating cost of US$186 per ounce. Production for the corresponding period in 2001 was 57,880 ounces from 632,000 tonnes at 3.41 g/t at US$156 per ounce. Ore and waste mining activities, mill throughput and cash operating costs were adversely affected by a shortage of water resulting from an exceptionally dry period. To manage the shortage and reduce future water supply risk, new wells were drilled to increase pumping from the flooded old underground workings. The old tailings dam impoundment walls were also elevated to increase storage capacity.

Guinea

Siguiri (85% owned)

Siguiri's gold production of 69,142 ounces for the quarter was slightly below the 69,901 ounces produced in the corresponding period in 2001. Cash operating cost at US$228 per ounce was lower than the US$245 per ounce in the first quarter of 2001. Unseasonal wet ground conditions in the pits affected excavator productivity and constrained production from the higher grade saprolite ore zones. Additionally, the wet ore caused a high incidence of conveyor transfer chute blockages and restricted processing throughput. The mining equipment fleet, pit dewatering practices and mining schedules are being reviewed to eliminate these problems in the future.

Zimbabwe

Freda-Rebecca

Freda-Rebecca gold production for the quarter was 23,086 ounces compared with 26,253 ounces in the first quarter of 2001 whilst the cash operating cost reduced to US$226 per ounce from US$229 per ounce. Metallurgical recovery dropped from 88.2% in the first quarter of 2001 to 75.6% in the current quarter, as a result of a combination of instability in the processing circuit, caused largely by persistent mechanical problems with the primary crusher, SAG mills and tailings pumps, and an adverse change in the mineralogical make up of the ore feed.

Spares procurement in a challenging economic environment and engineering maintenance functions were given a high priority in order to address the processing plant problems and a comprehensive metallurgical test work has been undertaken to fully assess the nature and extent of the mineralogical problems.

3

Tanzania

Geita (50% owned)

Geita had an excellent first quarter producing 138,819 ounces at a cash operating cost of US$146 per ounce. This compares with 120,540 ounces at US$141 per ounce in the first quarter of 2001. Ashanti's share of first quarter production is 69,410 ounces. Encouraging exploration results were obtained from drilling near to the existing and planned open pits and prompted a decision to approve the installation of a secondary crushing plant as the initial phase of an expansion to Geita's milling capacity. The exploration results are discussed in more detail in the following section.

Exploration

Ashanti's exploration effort continued to focus on and around its existing mining operations.

East Africa

Tanzania

At Geita, infill drilling was undertaken at Nyankanga Deeps and Nyankanga East to upgrade the inferred resources to indicated resources. Results received during the quarter from Nyankanga Deeps included 26 metres grading 7.2 g/t, 15 metres at 5.2 g/t, 26 metres grading 4.1 g/t and 20 metres at 4.6 g/t. At Nyankanga East, several high grade intersections were made including 16 metres grading 18.1 g/t, 18 metres at 17.7 g/t and 22 metres of 12.0 g/t.

Reconnaissance and infill drilling continued at Geita Hill with intersections of 42 metres grading 5.5 g/t, 22metres at 2.6 g/t and 9 metres grading 9.6 g/t.

At Lone Cone, infill drilling of the southern zone mineralisation was encouraging with results of 25 metres grading 10.7 g/t, 32 metres at 2.5 g/t and 7 metres of 11.4 g/t.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields.

West Africa

Guinea

Exploration at Siguiri focused on areas peripheral to the known pits at Eureka Hill, Tubani, Kosise and Sintroko. A new prospect area, Bidini, was identified several hundred metres southwest of the Eureka Hill pit. Better drilling intersections for this new zone included 53 metres grading 3.2 g/t from 11 metres; 64 metres at 3.4 g/t from 13 metres; and 55 metres grading 3.0 g/t from surface. This mineralisation is associated with quartz veins in saprolite, with only thin (2 to 5 metres thick) laterite cover towards the north. The ore body strikes northeast and is sub-vertical with an approximate true thickness of 45 metres. Mineralisation has been defined over 300 metres and remains open down dip and along strike to the southwest.

Several mineralised intercepts were also made south of Tubani, including better intercepts of 25 metres grading 3.9 g/t from 65 metres and 19 metres at 1.8 g/t from 19 metres. Follow up drilling is being undertaken.

Côte d'Ivoire

Reconnaissance exploration in Côte d'Ivoire continued on a package of permits joint ventured from Rio Tinto. The initial programme should be completed by the end of the second quarter.

Mali

Soil sampling was completed on several regional geochemical targets on the Djinetoumanina permit in southern Mali. Results are awaited.

Ghana

Exploration and assessment continued on a number of prospects on and in the vicinity of the Bibiani, Iduapriem and Obuasi operations.

Southern Africa

Zimbabwe

Geophysical induced polarisation surveys were undertaken along strike to the east of the copper/gold mineralisation at the RAN project, east of Freda-Rebecca.

Summary of production and cash operating costs per ounce

	Obuasi	Ayanfuri	Iduapriem/ Teberebie	Bibiani	Siguiri	Freda-Rebecca	Geita	Total/ Average
3 months to 31 March 2002								
Production (ounces)	140,096	-	47,844	59,806	69,142	23,086	69,410	409,384
Cost per ounce (US$)	189	-	193	186	228	226	146	190
3 months to 31 March 2001								
Production (ounces)	131,622	6,666	46,400	57,880	69,901	26,253	60,270	398,992
Cost per ounce (US$)	192	230	225	156	245	229	141	195
12 months to 31 December 2001								
Production (ounces)	528,451	11,517	205,130	253,052	283,199	102,654	272,781	1,656,784
Cost per ounce (US$)	192	243	214	170	220	222	143	190

4

Production

	3 months to 31 March 2002	3 months to 31 March 2001	12 months to 31 December 2001
Obuasi			
Underground Mining			
Ore ('000 tonnes)	591	615	2,507
Grade (g/t)	7.50	7.89	7.90
Sulphide Treatment Plant			
Ore processed ('000 tonnes)	582	597	2,394
Head grade (g/t)	8.01	7.39	7.53
Recovery (%)	87.0	82.8	83.5
Gold produced (ounces)	130,426	117,418	482,982
Pompora Treatment Plant Clean up			
Gold produced (ounces)	174	1,990	2,470
Tailings Treatment Plant			
Ore processed ('000 tonnes)	440	431	1,666
Head grade (g/t)	2.23	2.56	2.46
Recovery (%)	30.0	34.4	32.7
Gold produced (ounces)	9,496	12,214	42,999
Obuasi Total Processed			
Ore processed ('000 tonnes)	1,022	1,028	4,060
Head grade (g/t)	5.52	5.39	5.45
Recovery (%)	77.2	67.3	74.3
Gold produced (ounces)	140,096	131,622	528,451
Distribution of Obuasi Production (ounces)			
Obuasi underground	130,600	119,408	485,452
Obuasi tailings	9,496	12,214	42,999
Obuasi total	140,096	131,622	528,451
Ayanfuri			
Mining			
Ore ('000 tonnes)	–	193	332
Grade (g/t)	–	1.49	1.50
Waste mined ('000 tonnes)	–	540	1,059
Strip ratio	–	2.8	3.2
Heap Leach			
Ore stacked ('000 tonnes)	–	196	329
Head grade (g/t)	–	1.28	1.20
Recovery (%)	–	82.3	90.8
Gold produced (ounces)	–	6,666	11,517
Iduapriem			
Mining			
Ore ('000 tonnes)	940	1,000	4,852
Grade (g/t)	1.60	1.69	1.58
Waste mined ('000 tonnes)	4,128	3,239	13,839
Strip ratio	4.5	3.3	2.9
CIL Plant			
Ore processed ('000 tonnes)	656	656	2,731
Head grade (g/t)	2.00	1.85	1.92
Recovery (%)	94.4	93.8	94.6
Gold produced (ounces)	38,291	37,307	158,103
Heap Leach			
Ore stacked ('000 tonnes)	355	458	2,633
Head grade (g/t)	1.10	0.90	0.91
Recovery (%)	76.1	50.4	61.7
Gold produced (ounces)	9,553	6,690	47,027
Total (ounces)	47,844	43,997	205,130

Production

ASHANTI GOLDFIELDS COMPANY LIMITED

	3 months to 31 March 2002	3 months to 31 March 2001	12 months to 31 December 2001
Teberebie			
Teberebie ounces	-	2,403	-
Total Iduapriem (ounces)	47,844	46,400	205,130
Bibiani			
Mining			
Ore ('000 tonnes)	344	488	2,560
Grade (g/t)	3.70	3.74	3.58
Waste mined ('000 tonnes)	3,004	4,275	13,981
Strip ratio	8.7	8.8	5.5
CIL Plant			
Ore processed ('000 tonnes)	577	632	2,769
Head grade (g/t)	3.90	3.41	3.46
Recovery (%)	82.2	86.1	83.7
Gold produced (ounces)	59,806	57,880	253,052
Siguiri			
Mining			
Ore ('000 tonnes)	1,913	2,486	8,517
Grade (g/t)	1.23	1.18	1.34
Waste mined ('000 tonnes)	2,230	1,958	5,268
Strip ratio	1.2	0.8	0.6
Heap Leach			
Ore stacked ('000 tonnes)	2,390	2,593	9,064
Head grade (g/t)	1.16	1.23	1.33
Recovery (%)	77.5	68.3	73.1
Gold produced (ounces)	69,142	69,901	283,199
Freda-Rebecca			
Surface Mining			
Ore ('000 tonnes)	44	-	56
Grade (g/t)	2.19	-	2.10
Waste mined ('000 tonnes)	66	-	-
Strip ratio	1.5	-	-
Underground Mining			
Ore ('000 tonnes)	262	284	1,156
Grade (g/t)	3.83	3.43	3.56
CIL Plant			
Ore processed ('000 tonnes)	283	269	1,121
Head grade (g/t)	3.36	3.40	3.30
Recovery (%)	75.6	88.2	86.4
Gold produced (ounces)	23,086	26,253	102,654
Geita			
Mining			
Ore ('000 tonnes)	1,192	807	4,522
Grade (g/t)	3.30	3.95	3.80
Waste mined ('000 tonnes)	5,550	5,774	27,215
Strip ratio	4.7	7.2	6.0
CIL Plant			
Ore processed ('000 tonnes)	1,198	1,149	4,582
Head grade (g/t)	4.00	3.55	3.91
Recovery (%)	92.1	91.8	93.0
Gold produced (ounces)	138,819	120,540	545,562
Ashanti 50%	69,410	60,270	272,781
Summary (ounces)			
Managed gold production	339,974	338,722	1,384,003
Plus Geita JV 50%	69,410	60,270	272,781
Total	409,384	398,992	1,656,784
Less minority	17,548	19,765	73,249
Attributable Total	391,836	379,227	1,583,535

6

Earnings

Earnings for the quarter of US$16.5 million represents an 83% increase on the earnings of US$9.0 million recorded during the first quarter of 2001. The increased earnings were due principally to higher gold revenues arising from increased production and higher spot prices. Earnings per share were US$0.15 (2001:US$0.08).

Revenue

Gold production for the quarter of 409,384 ounces generated spot revenue of US$123.4 million, equivalent to US$301 per ounce, US$39 per ounce higher than the corresponding period last year. Hedging income was lower at US$13.5 million as a result of the higher spot price and reduction in the release of deferred hedging income. Total revenue for the quarter was US$136.9 million resulting in a realised gold price of US$334 per ounce (2001:US$325 per ounce).

Hedging

During the quarter, Ashanti's hedgebook generated US$8.5 million of cash. At the quarter end, Ashanti had 5.1 million ounces of protection at an average price of US$362 per ounce with commitments of 7.4 million ounces. As at the quarter end, the mark-to-market valuation of Ashanti's hedge book was negative US$77.6 million based on a spot price of US$303 per ounce. Further details are set out on pages 11 and 12. As at the quarter end, Ashanti's share of mark-to-market valuation of the Geita hedge book based on a spot price of US$303 per ounce was negative US$28.5 million.

During the quarter, Ashanti carried out a significant restructuring of its hedge book. The key elements of this restructuring were:

- Forwards: Reduction in the tenor of Ashanti's hedge portfolio with a counterparty from 2013 to 2011, accompanied by a limited increase in forward sales with that counterparty.
- Lease Rate Swaps: A reduction in the notional amount of a lease rate swap by 828,000 ounces; removal of the fixed dollar conversion leg of the lease rate swap; thus converting it into a vanilla lease rate swap for 1,092,000 ounces which was fixed out to late 2003.

Since the end of the quarter, Ashanti announced on 18 April 2002 that Credit Suisse First Boston International ("CSFB") had novated all of its existing hedging trades with Ashanti (the "Novated Trades") to Barclays Bank PLC. Following this novation, the Ashanti Group entered into a restructuring of the Novated Trades. The restructuring, which had no impact, as at the date it was effected, on the overall mark-to market value of the hedge position or on the committed ounces, has:

- eliminated the convertible nature of the Novated Trades resulting in a simpler hedge structure of that portfolio; and
- resulted in additional protection of 128,000 ounces at a strike price of US$350 per ounce.

In addition to the above, since the end of the quarter Ashanti took advantage of the higher spot levels to remove the sold puts from its portfolio. The impact of the above restructurings has further simplified Ashanti's hedge book and increased protection as shown on page 13.

Cash Operating Costs

Total cash operating costs for the quarter were US$190 per ounce, US$5 per ounce lower than the corresponding quarter last year due to increased production. Obuasi's cash operating costs for the quarter was US$189 per ounce, US$3 per ounce lower than the corresponding quarter last year.

Profit

Operating profit for the quarter was US$24.3 million (2001: US$17.0 million) including Ashanti's share of Geita's operating profits of US$5.4 million (2001:US$4.4 million). An analysis of operating profit is set out on page 10.

Exploration expenditure was US$1.0 million and corporate administration expenditure was US$4.6 million, both lower than the first quarter of last year. The restructuring and refinancing costs incurred during the first quarter amounted to US$1.0 million and have been identified separately in the Group profit and loss account. An estimate of the restructuring and refinancing costs will be included in the documentation containing the restructuring proposal and will be treated as an exceptional charge in the 2002 annual accounts.

Total net interest payable for the quarter was lower at US$6.0 million (2001:US$7.2 million) due to reduced interest rates and debt levels. The amount provided for tax during the first quarter amounted to US$1.8 million (2001:US$0.8 million). Financial Reporting Standard 19 ("FRS 19") is required to be implemented for accounting periods ending on or after 23 January 2002 and will be implemented by the Company in the 2002 annual accounts. Previously deferred tax was to be provided only to the extent that a liability was expected to crystallise. Adoption of FRS 19 which requires deferred tax to be provided for on a full provision basis will result in a prior period adjustment. The deferred tax liability of US$1.9 million at 31 December 2001 will be restated to a deferred tax asset of US$6.9 million. The comparative results and balances will be restated in the 2002 annual accounts, giving rise to an increase in tax charge of US$2.8 million in 2001.

Cash Flows and Balance Sheet

Cash inflow from operating activities was higher at US$23.2 million (2001:US$17.9 million). Interest payments of US$8.1 million included US$6.0 million in respect of the semi-annual coupon on the 5½% Exchangeable Notes. Capital expenditure for the quarter was US$14.9 million (2001:US$11.1 million) which included US$7.8 million (2000: US$6.4 million) at Obuasi.

During the quarter, Ashanti reduced its Group gross debt level (excluding the project finance loan at Geita) by US$11.8 million to US$314.1 million. This included a repayment of US$7.0 million towards the Revolving Credit Facility, reducing it to US$48.0 million. Group's net debt level increased marginally from US$270.7 million to US$271.2 million, as cash was applied to meet the final payment of US$4.8 million of deferred consideration in respect of the Golden Shamrock Mines acquisition, US$2.5 million in respect of deferred consideration on the acquisition of Teberebie and the semi-annual coupon on the 5½% Exchangeable Notes.

Proposed Restructuring, Margin Free Arrangements and New Revolving Credit Facility

The following milestones were achieved during the first quarter, in relation to the refinancing and restructuring of Ashanti's debt:

- An in-principle conditional agreement was reached with an *ad hoc* committee of the holders of the outstanding 5½% Exchangeable Notes ("Existing Notes") representing approximately 62% of the outstanding principal amount of such notes, to a Proposed Restructuring of the Existing Notes. At this stage approximately 77% in value of Noteholders have expressed their support to the Proposed Restructuring;
- Conditional margin free arrangements were agreed in relation to Ashanti's hedging activities with all counterparties other than CSFB; and
- A syndicate of four banks agreed to arrange and underwrite a new US$100 million revolving credit facility conditional, *inter alia*, on the Proposed Restructuring being implemented.

On 18 April 2002, Ashanti announced that CSFB had novated all of its existing hedging trades with Ashanti to Barclays Bank PLC and is consequently no longer an Active Counterparty of Ashanti. As a result of this novation, the conditional margin free arrangements have now been signed by all of Ashanti's Active Counterparties.

The Proposed Restructuring, margin free agreements and the new revolving credit facility are subject to certain conditions, details of which are included in the various announcements made by Ashanti during 2002. Ashanti currently expects that the public documentation relating to the Proposed Restructuring will be posted to Ashanti securityholders and holders of the 5½% Exchangeable Notes during the second half of May 2002.

Group Profit and Loss Account

ASHANTI GOLDFIELDS COMPANY LIMITED

	Note	3 months to 31 Mar 2002 Group US$m	3 months to 31 Mar 2002 Interest in joint venture US$m	3 months to 31 Mar 2002 Total US$m	3 months to 31 Mar 2001 Group US$m	3 months to 31 Mar 2001 Interest in joint venture US$m	3 months to 31 Mar 2001 Total US$m	12 months to 31 Dec 2001 Total US$m
Turnover	2	116.9	20.0	136.9	112.5	17.0	129.5	554.4
Cash operating costs	2	(67.8)	(10.1)	(77.9)	(69.2)	(8.8)	(78.0)	(315.2)
Other costs		(6.4)	(0.8)	(7.2)	(6.8)	-	(6.8)	(34.5)
Refinancing and restructuring costs		(1.0)	-	(1.0)	-	-	-	-
Royalties		(2.8)	(0.6)	(3.4)	(2.5)	(0.4)	(2.9)	(13.0)
Depreciation and amortisation		(20.0)	(3.1)	(23.1)	(21.4)	(3.4)	(24.8)	(94.9)
Total costs		(98.0)	(14.6)	(112.6)	(99.9)	(12.6)	(112.5)	(457.6)
Operating profit	2	18.9	5.4	24.3	12.6	4.4	17.0	96.8
Share of operating profit of joint venture		5.4			4.4			-
Total operating profit		24.3			17.0			96.8
Net interest payable: group		(4.9)			(5.2)			(21.6)
joint venture		(1.1)			(2.0)			(7.8)
Profit before taxation		18.3			9.8			67.4
Taxation		(1.8)			(0.8)			(6.8)
Profit after taxation		16.5			9.0			60.6
Minority interests		-			-			2.1
Profit attributable to shareholders		16.5			9.0			62.7
Dividends		-			-			-
Retained profit for the period		16.5			9.0			62.7
Earnings per share (US$)		0.15			0.08			0.56

Group Balance Sheet

	As at 31 Mar 2002 Group US$m	As at 31 Mar 2002 Interest in joint venture US$m	As at 31 Mar 2002 Total US$m	As at 31 Mar 2001 Group US$m	As at 31 Dec 2001 Group US$m
Fixed assets					
Intangible assets	18.0	59.2	77.2	21.0	18.8
Tangible assets	607.8	101.3	709.1	634.3	612.9
Investments					
– Geita joint venture	86.2	(86.2)	–	71.7	81.7
– Loans to joint venture and other investments	32.6		32.6	32.6	32.6
	744.6		818.9	759.6	746.0
Current assets					
Stocks	71.6	8.6	80.2	75.5	73.5
Debtors	19.8	12.5	32.3	13.5	16.1
Cash	42.9	14.7	57.6	55.3	55.2
	134.3	35.8	170.1	144.3	144.8
Creditors: amounts falling due within one year					
Creditors	(137.5)	(14.6)	(152.1)	(158.6)	(155.0)
Borrowings	(279.8)	(10.8)	(290.6)	(5.1)	(25.3)
	(417.3)	(25.4)	(442.7)	(163.7)	(180.3)
Net current (liabilities)/assets	(283.0)	10.4	(272.6)	(19.4)	(35.5)
Total assets less current liabilities	461.6		546.3	740.2	710.5
Creditors: amounts falling due over one year					
Creditors	(50.4)	(31.1)	(81.5)	(80.4)	(49.8)
Borrowings	(34.3)	(51.3)	(85.6)	(347.2)	(300.6)
Provisions for liabilities and charges	(20.1)	(2.3)	(22.4)	(24.8)	(19.8)
	356.8		356.8	287.8	340.3
Capital and reserves					
Stated capital	545.2			544.3	545.2
Reserves	(190.4)			(260.6)	(206.9)
Equity shareholders' funds	354.8			283.7	338.3
Equity minority interests	2.0			4.1	2.0
	356.8			287.8	340.3

9

Group Cash Flow Statement

ASHANTI GOLDFIELDS COMPANY LIMITED

	3 months to 31 Mar 2002 US$m	3 months to 31 Mar 2001 US$m	12 months to 31 Dec 2001 US$m
Cash inflow from operating activities	23.2	17.9	95.4
Returns on investments and servicing of finance			
Interest received	0.1	1.1	2.0
Interest paid	(8.1)	(9.7)	(24.4)
Net cash outflow from returns on investments and service of finance	(8.0)	(8.6)	(22.4)
Taxation			
Corporate tax paid	(0.6)	(2.6)	(2.9)
Capital expenditure and financial investments			
Purchase of tangible fixed assets	(14.9)	(11.1)	(49.6)
Net cash outflow from capital expenditure and financial investment	(14.9)	(11.1)	(49.6)
Cash (outflow)/inflow before use of liquid resources and financing	(0.3)	(4.4)	20.5
Management of liquid resources	–	–	9.7
Cash (outflow)/inflow before financing	(0.3)	(4.4)	30.2
Financing			
Loans drawn down	–	–	–
Loan repayments	(12.0)	(13.6)	(40.6)
Net cash outflow from financing	(12.0)	(13.6)	(40.6)
(Decrease)/increase in cash	(12.3)	(18.0)	(10.4)

10

Notes

1. Basis of Preparation

The unaudited results for the three months ended 31 March 2002 have been prepared in accordance with the accounting policies set out in the Annual Report and Accounts for the year ended 31 December 2001 except for Deferred Taxation which in accordance with Financial Reporting Standard 19 ("FRS 19") is required to be implemented for accounting periods ending on or after 23 January 2002 and will be implemented by the Company in the 2002 annual accounts. Previously deferred tax was to be provided only to the extent that a liability was expected to crystallise. FRS 19 requires deferred tax to be provided for on a full provision basis. Adoption of FRS 19 will require the comparative figure for the tax on operating profit on ordinary activities for 2001 to be restated from the previously reported amount of US$6.8 million to US$9.6 million. This adjustment will be reflected in the 2002 annual accounts.

Going concern

Ashanti has secured an extension of its working capital facilities, within the Existing Revolving Credit Facility, on a voluntary basis from certain of its current lending banks of US$25.4 million. This working capital facility is available for drawing only up to 30 December 2002. This working capital facility, if drawn, falls due for repayment on 30 December 2002. The outstanding balance of the Existing Revolving Credit Facility falls due for repayment on 15 January 2003 and the Existing Notes fall due for repayment on 15 March 2003. Under the Existing Margin Free Trading Letter, Ashanti benefits from margin free trading with its hedge counterparties only until 31 December 2002 and from increased margin thresholds until 31 December 2004, subject in each case to compliance with covenants and no event of default being declared. The above matters raise substantial doubt about the Group's ability to continue as a going concern.

Ashanti is proposing to implement the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF in order to ensure the Company's continued operational existence. There remain a number of conditions which need to be satisfied in order for the Proposed Restructuring to become effective and the Interim Margin Free Agreements and the New RCF to become unconditional. There can be no guarantees that these conditions will be satisfied. Should any of the relevant conditions not be satisfied or if the Proposed Restructuring is withdrawn for any reason, then it is possible that, unless a standstill or other accommodation is reached with its bank group, hedge counterparties and in due course the holders of its Existing Notes, Ashanti might not be able to meet its debts as they fall due. If the Proposed Restructuring is not successfully implemented during the current financial year there will be uncertainty as to whether Ashanti will be able to continue in operational existence for at least the next 12 months.

However, taking into account the progress which Ashanti has achieved in relation to the Proposed Restructuring, the Interim Margin Free Agreements and the New RCF and other relevant factors, the Directors have formed the judgement, at the time of approving these financial statements, that it is appropriate to continue to use the going concern basis in preparing these financial statements.

The financial statements do not include any adjustments that might result should the Group be unable to continue as a going concern.

2. Operating Profit Analysis by Business Area

3 months to 31 March 2002	Obuasi	Ayanfuri	Iduapriem	Bibiani	Siguiri	Freda-Rebecca	Hedging income	Exploration	Corp. Admin	Group	Geita	Total
Production ounces	140,096	–	47,844	59,806	69,142	23,086	–	–	–	339,974	69,410	409,384
US$million												
Revenue – spot	41.1	–	14.1	17.6	20.2	10.1	–	–	–	103.1	20.3	123.4
– hedging	–	–	–	–	–	–	13.8	–	–	13.8	(0.3)	13.5
	41.1	–	14.1	17.6	20.2	10.1	13.8	–	–	116.9	20.0	136.9
Operating costs	(26.5)	–	(9.2)	(11.1)	(15.8)	(5.2)	–	–	–	(67.8)	(10.1)	(77.9)
Other costs	–	–	(0.2)	(0.1)	(0.5)	–	–	(1.0)	(4.6)	(6.4)	(0.8)	(7.2)
Refinancing and restructuring costs	–	–	–	–	–	–	–	–	(1.0)	(1.0)	–	(1.0)
Royalties	(1.2)	–	(0.4)	(0.5)	(0.7)	–	–	–	–	(2.8)	(0.6)	(3.4)
EBITDA	13.4	–	4.3	5.9	3.2	4.9	13.8	(1.0)	(5.6)	38.9	8.5	47.4
Depreciation and amortisation	(8.9)	–	(0.9)	(3.2)	(4.1)	(2.6)	–	–	(0.3)	(20.0)	(3.1)	(23.1)
Operating profit 31.3.2002	4.5	–	3.4	2.7	(0.9)	2.3	13.8	(1.0)	(5.9)	18.9	5.4	24.3
31.3.2001	(1.7)	0.1	0.2	2.4	(4.4)	(0.5)	23.6	(1.6)	(5.5)	12.6	4.4	17.0

3. Hedging Commitments

The table below shows all forward, option positions and lease rates that Ashanti had as at 28 March 2002

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Forward Sales													
(ounces)	485,622	748,742	529,992	520,996	310,000	240,000	165,000	206,000	176,000	140,000	80,000	80,000	3,682,352
(US$/ounce)	330.48	348.55	352.35	347.24	339.65	338.44	348.54	338.54	342.73	346.86	352.00	352.00	344.37
Puts:													
Bought (ounces)	232,500	50,000	79,200	79,200	79,200	79,200	79,200	79,200	79,200	-	-	-	836,900
(US$/ounce)	343.79	354.00	377.50	377.50	377.50	377.50	377.50	377,500	377.50	-	-	-	366.73
Sold (ounces)	37,500	50,000	50,000	-	-	-	-	-	-	-	-	-	137,500
(US$/ounce)	270.00	270.00	270.00	-	-	-	-	-	-	-	-	-	270.00
Subtotal (ounces)	195,000	-	29,200	79,200	79,200	79,200	79,200	79,200	79,200	-	-	-	699,400
Calls:													
Sold (ounces)	539,525	665,092	628,972	425,528	212,056	291,076	274,660	96,220	56,500	56,500	56,500	56,500	3,359,129
(US$/ounce)	328.64	338.72	342.44	344.19	365.58	362.74	364.70	362.38	350.00	350.00	350.00	350.00	345.83
Bought (ounces)	45,000	240,000	280,000	60,000	172,996	172,996	-	-	-	-	-	-	970,992
(US$/ounce)	380,00	429.13	444.43	380.00	418.44	418.44	-	-	-	-	-	-	424.42
Subtotal (ounces)	494,525	425,092	348,972	365,528	39,060	118,080	274,660	96,220	56,500	56,500	56,500	56,500	2,388,137
Convertible Structures:													
Put Protection (ounces)	-	-	-	-	100,000	100,000	100,000	100,000	100,000	100,000	100,000	50,000	750,000
(US$/ounce)	-	-	-	-	400.75	400.75	400.75	400.75	400.75	400.75	400.75	401.00	400.77
Forward													
Commitment (ounces)	-	-	-	-	200,000	200,000	189,000	100,000	100,000	100,000	100,000	50,000	1,039,000
(US$/ounce)	-	-	-	-	400.75	400.75	400.75	400.75	400.75	400.75	400.75	401.00	400.76
Call													
Commitment (ounces)	-	-	-	-	-	-	-	56,000	56,000	56,000	56,000	28,000	252,000
(US$/ounce)	-	-	-	-	-	-	-	400.75	400.75	400.75	400.75	401.00	400.78
Total committed ounces as a percentage of total forecast production (excluding Geita production for the project financing period, ie 2002 – 2007)													61%
Summary:													
Protected (ounces)	677,443	748,742	559,192	600,196	489,200	419,200	344,200	385,200	355,200	240,000	180,000	130,000	5,128,573
Committed													
(ounces)	976,968	1,173,834	878,964	886,524	549,060	558,080	628,660	458,220	388,500	352,500	292,500	214,500	7,358,310
Lease Rate Swap	3,344,750	4,263,750	3,908,400	3,448,200	2,886,400	2,351,375	1,896,675	1,426,650	1,027,470	632,250	303,750	116,000	4,263,250
Lease Rate Swap (ounces due)	3,179												3,179

Forward Sales:
A total of 3.68 million ounces have been sold forward at an average price of US$344.37 per ounce.

Put Options:
Ashanti has purchased 836,900 ounces of put options that give Ashanti the right, but not the obligation, to sell gold at certain strike prices. The average strike price is US$366.73 per ounce. Ashanti has also sold 137,500 ounces of put options at an average strike price of US$270 per ounce.

Call Options:
Ashanti has sold 3.36 million ounces of call options at an average strike price of US$345.83 per ounce. As a partial offset, Ashanti has bought 0.97 million ounces of call options at an average strike price of US$424.42 per ounce, which started maturing in 2002.

Convertible Structures:
The portfolio contains 2 types of convertible structures:

1. Ashanti owns 300,000 ounces of put options for the period March 2006 to December 2008 with strike prices of US$401 per ounce. Each option has a conversion level and a strip of conversion dates associated with it. If the conversion occurs the put options convert into 589,000 ounces of forward sales at the same strike price.

3. Ashanti owns 450,000 ounces of put options for the period March 2009 to December 2013 with strike prices of US$401 per ounce. Each option has a conversion level and a strip of conversion dates associated with it. If the conversion occurs each put option converts into 1 ounce of forward sales and 0.56 ounces of (sold) call options.

The average conversion level for convertibles 2 and 3 is US$362.50.

The hedge table breaks the above structures into protected and committed ounces. The "Put Protection" represents the amount of ounces that may be sold should gold continue trading at current levels. Under certain conditions (given above) these puts may cease to exist and may be replaced by forward sales and/or calls sold ("Forward Commitment" and "Call Commitment").

Notes

Gold Lease Rate Swaps:

As of 28 March 2002, a maximum of 4.4 million ounces of Ashanti's hedged production will be exposed to the floating 1, 3 and 6 month lease rate at any one time (August 2003).

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

Volume (ozs)	Fixed Rate	Description
23,750	2.00%	Ashanti pays a monthly floating rate and receives a monthly fixed rate of 2%.
1,546,000	1.90%	Ashanti pays a semi-annual floating rate and receives a semi-annual fixed rate of 1.9%.
1,922,000	1.75%	Ashanti pays a quarterly floating rate and receives a quarterly fixed rate of 1.75%.
920,000	2.00%	Ashanti pays a quarterly floating rate and receives a fixed amount of dollars at maturity. The quarterly amount is rolled until maturity of each forward contract. The fixed amount for each contract is calculated using the formula: Volume*YearsToMaturity*302*2.00%. The next rate set is in 2002.
Total 4,436,750		

Mark-to-market valuation:

On 28 March 2002, the portfolio had a mark-to-market value of negative US$77.6 million. This valuation was based on a spot price of US$303.15 and the then prevailing US interest rates, gold forward rates and volatilities. The delta at that time was 6 million ozs. This implies that a US$1 increase in the price of gold would have a US$6 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 28 March 2002 was as follows:

	US$m
Forward contracts	15.8
European Put options (net bought)	32.2
European Call options (net sold)	(76.0)
Convertible structures	(11.1)
Lease rate swaps	(38.5)
	(77.6)

Projected Realised Prices:

The following summary table shows, as at 28 March 2002, the ounces delivered and the average prices at the assumed spot price indicated. A quarterly lease rate of 2% is assumed throughout.

Spot Price	Ounces delivered million	Average Price US$ Per Ounce
US$250	5.18	356
US$300	5.34	353
US$350	6.97	347
US$400	7.94	348

The number of ounces to be delivered in this table indicates how many ounces Ashanti would sell through forward sales, as well as calls and puts, bought and sold, which would be exercised under the various assumed spot prices. The effects of all lease rate swap rate-sets (at 2%) have been included in the average price calculation.

4. Geita Hedging Commitments

The table below shows Ashanti's portion of hedging commitments for Geita as at 28 March 2002. This represents half of Geita's hedge commitments.

	2002	2003	2004	2005	2006	2007	Total
Forward Sales (ounces)	171,146	238,681	195,558	125,744	94,576	120,938	946,643
(US$/ounce)	282.19	285.78	288.53	294.33	296.05	298.49	289.48
Puts:							
Bought (ounces)	17,619	26,735	25,586	24,350	18,115	23,390	135,795
(US$/ounce)	291.36	291.19	291.29	291.19	291.03	291.66	291.29
Summary:							
Protected (ounces)	188,354	265,416	221,144	150,094	112,691	144,328	1,082,027
Committed (ounces)	170,735	238,681	195,558	125,744	94,576	120,938	946,232
Lease Rate Swap	200,964	156,301	116,774	76,301	41,420	-	200,964
Lease Rate Proceeds	411						411

Mark-to-Market Valuation

On 28 March 2002, the Geita portfolio had a mark-to-market value of negative US$57.0 million (Ashanti's portion – US$28.5 million). This valuation was based on a spot price of US$303.15 per ounce and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.

5. Ashanti Hedge Book as at 22 April 2002

Since the quarter-end the Ashanti Hedge Book has been simplified and the table below shows all forwards, option positions and lease rates as at 22 April 2002:

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Forward Sales	485,622	748,742	529,992	520,996	310,000	240,000	165,000	206,000	176,000	140,000	80,000	80,000	3,682,352
	330.48	348.55	352.35	347.24	339.65	338.44	348.44	338.54	342.73	346.86	352.00	352.00	344.37
Puts:													
Bought	232,500	50,000	111,200	111,200	211,200	211,200	179,200	179,200	179,200	100,000	100,000	50,000	1,714,900
	343.79	354.00	369.59	369.59	384.34	384.34	390.47	390.47	390.47	400.75	400.75	401.00	380.37
Calls:													
Sold	651,290	665,092	628,972	425,528	412,056	491,076	463,660	252,220	212,500	212,500	212,500	134,500	4,761,894
	325.85	335.74	339.29	344.19	382.65	378.22	379.39	386.11	387.26	387.26	387.26	379.58	359.11
Bought	45,000	240,000	280,000	60,000	172,996	172,996	-	-	-	-	-	-	970,992
	380.00	429.13	444.43	380.00	418.44	418.44	-	-	-	-	-	-	424.42
Subtotal	606,290	425,092	348,972	365,528	239,060	318,080	463,660	252,220	212,500	212,500	212,500	134,500	5,790,902
Summary:													
Protected	716,259	798,742	641,192	632,196	521,200	451,200	344,200	385,200	355,200	240,000	180,000	130,000	5,395,389
Committed	1,090,049	1,173,834	878,964	886,524	549,060	558,080	628,660	458,220	388,500	352,500	292,500	214,500	7,471,391
Lease Rate Swap	3,319,750	4,187,000	3,793,800	3,357,350	2,805,450	2,287,300	1,802,900	1,406,650	979,750	612,250	283,750	96,000	4,187,000
Lease Rate Ounces Due	1,863												1,863

14

Forward Looking Statements

This report contains a number of statements relating to plans, forecasts, and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to the restructuring of the Exchangeable Notes, the restructuring of Ashanti's hedge book and negotiations to extend margin-free trading arrangements, the negotiation of a new Revolving Credit Facility, future production levels and operating costs, plans for diversification, and the removal of the Golden Share. Ashanti may also make written or oral forward looking statements in its presentations, in its periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that conditions to the Restructuring of the Exchangeable Notes may not be satisfied, fulfilled or waived, the Scheme of Arrangement might not be approved by the holders of the Exchangeable Notes or by the relevant Court, the restructuring of Ashanti's hedge book may not be able to proceed as hoped, Ashanti may not be able to achieve the levels of production and operating costs it has projected, the Government of Ghana may refuse to relinquish the Golden Share. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook, and projections of the conditions under which a particular hedge counterparty might be permitted to make margin calls discussed will not differ materially from the statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include liquidity, gold price volatility, hedging operations, reserves estimates, exploration and development, mining, yearly output, infrastructure, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian Statutory provisions, dividend and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated life of mines include the ability to profitably produce and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty.

Likewise the cashflows from and mark-to-market values of the hedgebook can be affected by, *inter alia*, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

Enquiries

ASHANTI GOLDFIELDS COMPANY LIMITED

Ashanti Goldfields Company Limited

James K. Anaman *Managing Director, Public Affairs*	Tel: (+233) 21 778178
Ernest Abankroh *Company Secretary*	Tel: (+44) 20 7256 9938
Golin Harris Allan Jordan	Tel: (+1-212) 697 9191

website: www.ashantigold.com

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2002

ASHANTI GOLDFIELDS COMPANY LIMITED

By: ....

Name: Ernest Abankroh
Title: Company Secretary

Signature/ea*